# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

## Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

| | |
|---|---|
| **Form C:** | Offering Statement |
| **Name of Issuer** | Finlete Funding, Inc. |
| **Form** | Corporation |
| **Jurisdiction of Incorporation/Organization:** | Delaware |
| **Date of Organization** | December 19, 2023 |
| **Physical address of issuer:** | 350 10th Ave, Ste 1000, San Diego, CA 92101 |
| **Website of issuer** | www.finlete.com |
| **Is there a co-issuer?** | Yes__   No_x_ |
| **Name of co-issuer** | N/A |
| **Name of intermediary through which the offering will be conducted:** | DealMaker Securities LLC |
| **CIK number of intermediary:** | 0001872856 |
| **SEC file number of intermediary:** | 008-70756 |
| **CRD number, if applicable, of intermediary:** | 000315324 |
| **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** | 8.5% commission, $1,000 activation fee |
| **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** | N/A |
| **Type of security offered:** | Preferred Stock |
| **Target number of securities to be offered:** | 5,465 |
| **Price (or method for determining price):** | $1.83 per share |
| **Target Offering Amount** | $10,000 |

| | |
|---|---|
| **Oversubscriptions accepted:** | Yes |
| **If Yes, describe how oversubscriptions will be allocated:** | At the discretion of the Company |
| **Maximum offering amount (if different from target offering amount):** | $137,250 |
| **Deadline to reach the target offering amount:** | August 7, 2026 |
| **Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.** | |
| **Current number of employees:** | 1 |

| | As of the most recent fiscal year end (2024) | As of the prior fiscal year-end (2023) |
|---|---|---|
| Total Assets: | $188,387.00 | $10.00 |
| Cash & Cash Equivalents: | $20,503.00 | $0.00 |
| Accounts Receivable: | $8,183.00 | $10.00 |
| Short-term Debt: | $30,194.00 | $0.00 |
| Long-term Debt: | $150,000.00 | $0.00 |
| Revenues/Sales | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $0.00 | $0.00 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

| | Jurisdiction | Code | | | Jurisdiction | Code | | | Jurisdiction | Code |
|---|---|---|---|---|---|---|---|---|---|---|
| X | Alabama | AL | | X | Montana | MT | | X | District of Columbia | DC |
| X | Alaska | AK | | X | Nebraska | NE | | X | Puerto Rico | PR |
| X | Arizona | AZ | | X | Nevada | NV | | | | |
| X | Arkansas | AR | | X | New Hampshire | NH | | | Alberta | A0 |
| X | California | CA | | X | New Jersey | NJ | | | British Columbia | A1 |
| X | Colorado | CO | | X | New Mexico | NM | | | Manitoba | A2 |
| X | Connecticut | CT | | X | New York | NY | | | New Brunswick | A3 |
| X | Delaware | DE | | X | North Carolina | NC | | | Newfoundland | A4 |
| X | Florida | FL | | X | North Dakota | ND | | | Nova Scotia | A5 |
| X | Georgia | GA | | X | Ohio | OH | | | Ontario | A6 |
| X | Hawaii | HI | | X | Oklahoma | OK | | | Prince Edward Island | A7 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| X | Idaho | ID | | X | Oregon | OR | | | Quebec | | A8 |
| X | Illinois | IL | | X | Pennsylvania | PA | | | Saskatchewan | | A9 |
| X | Indiana | IN | | X | Rhode Island | RI | | | Yukon | | B0 |
| X | Iowa | IA | | X | South Carolina | SC | | | Canada (Federal Level) | | Z4 |
| X | Kansas | KS | | X | South Dakota | SD | | | | | |
| X | Kentucky | KY | | X | Tennessee | TN | | | | | |
| X | Louisiana | LA | | X | Texas | TX | | | | | |
| X | Maine | ME | | X | Utah | UT | | | | | |
| X | Maryland | MD | | X | Vermont | VT | | | | | |
| X | Massachusetts | MA | | X | Virginia | VA | | | | | |
| X | Michigan | MI | | X | Washington | WA | | | | | |
| X | Minnesota | MN | | X | West Virginia | WV | | | | | |
| X | Mississippi | MS | | X | Wisconsin | WI | | | | | |
| X | Missouri | MO | | X | Wyoming | WY | | | | | |

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons or check the appropriate box:

| | |
|---|---|
| ☐ | None |
| X | Same as the jurisdictions in which the issuer intends to offer the securities. |

*Signature*

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.**

| | |
|---|---|
| Issuer: | Finlete Funding, Inc. |
| Signature: | /s/George Connolly |
| Title: | Chief Executive Officer, Director |

**Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.**

| | |
|---|---|
| Signature: | /s/George Connolly |
| Title: | Chief Executive Officer, Chief Financial Officer, principal accounting officer, Director |
| Date: | August 7, 2025 |



**OFFERING STATEMENT DATED AUGUST 7, 2025**

**Finlete Funding, Inc.**
350 10th Ave, Ste 1000, San Diego, CA 92101
www.finlete.com

**Up to $137,250 or 75,000 shares of Aroon Escobar Preferred Stock**

**Minimum investment: $300.12**

Finlete Funding, Inc. (“Finlete Funding”, the "Company," "we," "us", or "our"), is offering up to $137,250 worth of Preferred Stock of the Company (the "Securities"). The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by August 7, 2026 (the “Termination Date”), no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $137,250 (the "Maximum Amount") at the Company’s discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the “Intermediary”). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the “Escrow Agent”) until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company’s offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

We will file a report with the U.S. Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. In the future, we may terminate our reporting obligations in accordance with Rule 202(b) of Regulation Crowdfunding which permits an issuer to terminated reporting obligations under Regulation Crowdfunding if (1) the issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (4) the issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**TABLE OF CONTENTS**

**EXHIBIT A: FINANCIAL STATEMENTS**

**EXHIBIT B: OFFERING PAGE**

**EXHIBIT C: CERTIFICATE OF INCORPORATION**

**EXHIBIT D: CERTIFICATE OF DESIGNATIONS**

**EXHIBIT E: ESCOBAR AGREEMENT**

**THE COMPANY AND ITS BUSINESS**

**Overview**

Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Player Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Finlete Funding operates in conjunction with its parent entity, Finlete, Inc. (our "Parent" or "Finlete"), which provides administrative support and an online platform to Finlete Funding. Together, Finlete Funding and Finlete provide sports fans the opportunity to buy interests associated with the performance of professional athletes and win together both emotionally and financially throughout professional athletes' careers.

The Company was formed as a corporation on December 19, 2023, under the laws of the State of Delaware, and is authorized to issue 1,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

The Company's principal office is located at 350 10th Ave, Ste 1000, San Diego, CA 92101, and its website is www.finlete.com.

**Our Business Plan**

Our goal is to help promising young athletes garner support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for 10-20+ years and, hopefully, beyond. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Player Agreements.

Finlete Funding operates by entering into Player Agreements with promising athletes. These agreements include material terms and obligations on the part of the player and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Player Payment" in which the player pays a portion of the players earnings in installment payments to Finlete Funding over the term of the Player Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;
- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage" of the player's future earnings subject to the agreement; and
- The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the player's brand, thereby increasing the potential value of the player and the agreement.

Historically, the majority of athletes who have entered into these types of agreements in exchange for payment from their future earnings have done so with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that the general public can become involved while enhancing brand value for athletes to a much greater extent than was previously possible.

The result is that the Company is sharing the risks with the player that are associated with the variability and uncertainty of the athlete's potential future earnings. If a player does well and signs with a professional sports team, Finlete Funding will receive a percentage of the player's future earnings, which may be more than the funds Finlete Funding provided to the player. If the player does not secure a contract with a professional team, the Company may not receive any payments from the player.

**Our Planned Products and Services**
To help enhance the brand of the athletes, we may facilitate exclusive experiences for fans such as virtual meet and greets, behind-the-scenes video updates, merchandise, memorabilia, virtual contract signing parties, in-person events, and more.

**Current Status**

***First Regulation CF Offering***
On January 15, 2024, the Company entered into a Player Agreement with Echedry Vargas ("Vargas") to pay an aggregate of up to $500,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on February 27, 2024 referred to herein as the "First Regulation CF Offering") in exchange for up to a 10% interest (proportional to the amount Finlete Funding pays to Vargas) in Vargas's pre-tax future professional baseball earnings ("PBE") for a period of 25 years from the effective date of the Player Agreement (the "Vargas Agreement").

The First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock and receiving a 1% interest in Vargas's pre-tax future PBE.

***Second Regulation CF Offering***
On July 16, 2024, the Company entered into a Player Agreement with Emmanuel Clase ("Clase") to pay an aggregate of up to $2,500,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on September 12, 2024 referred to herein as the "Second Regulation CF Offering") in exchange for up to a 3% interest (proportional to the amount Finlete Funding pays to Clase) in Clase's pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement (the "Clase Agreement"). The Company currently has the ability to fund the Clase Agreement until December 31, 2025. The Second Regulation CF Offering is currently active through August 31, 2025. As of December 31, 2024,

the Company had closed $15,980, issuing 13,165 shares of Emmanuel Clase Preferred Stock and receiving a 0.125% interest in Clase's pre-tax future PBE.

The Second Regulation CF Offering was completed on July 15, 2025, with the Company raising $315,924, committing 28,471 shares of Emmanuel Clase Preferred Stock (inclusive of Bonus Shares) and receiving a 0.28471% interest in Clase's pre-tax future PBE.

### *Third Regulation CF Offering*

On October 22, 2024, the Company entered into a Player Agreement with Leonardo Bernal ("Bernal") to pay an aggregate of up to $680,000 (depending on the capital raised in the Company's Regulation CF Offering which commenced on December 13, 2024 referred to herein as the "Third Regulation CF Offering" in exchange for up to a 5% interest (proportional to the amount Finlete Funding pays to Bernal) in Bernal's pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement (the "Bernal Agreement"). The Company currently has the ability to fund the Bernal Agreement until October 22, 2025. As of December 31, 2024, the Company had not yet held a closing under the Third Regulation CF Offering.

### *Launching Concurrent Regulation CF Offerings*

The Company is concurrently launching eight (8) additional Regulation CF offerings. Each offering will be affiliated with a single Player Agreement, as follows:

1. On February 28, 2025, the Company entered into a Player Agreement with Luis Baez ("Baez") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Luis Baez Preferred Stock.
2. On March 19, 2025, the Company entered into a Player Agreement with Tirso Ornelas ("Ornelas") to pay an aggregate of up to $120,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Tirso Ornelas Preferred Stock.
3. On March 21, 2025, the Company entered into a Player Agreement with Winston Santos ("Santos") to pay an aggregate of up to $95,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Winston Santos Preferred Stock.
4. On March 21, 2025, the Company entered into a Player Agreement with Emiliano Teodo ("Teodo") to pay an aggregate of up to $125,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Emiliano Teodo Preferred Stock.
5. On March 22, 2025, the Company entered into a Player Agreement with Luinder Avila ("Avila") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Luinder Avila Preferred Stock.
6. On March 22, 2025, the Company entered into a Player Agreement with Jhostynxon Garcia ("Garcia") to pay an aggregate of up to $95,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Jhostynxon Garcia Preferred Stock.

7. On March 26, 2025, the Company entered into a Player Agreement with Reynaldo Yean ("Yean") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Reynaldo Yean Preferred Stock.
8. On April 13, 2025, the Company entered into a Player Agreement with Adael Amador ("Amador") to pay an aggregate of up to $280,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Adael Amador Preferred Stock.
9. On June 28, 2025, the Company entered into a Player Agreement with Yairo Padilla ("Padilla") to pay an aggregate of up to $75,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Yairo Padilla Preferred Stock.
10. On July 4, 2025, the Company entered into a Player Agreement with Aroon Escobar ("Escobar") to pay an aggregate of up to $125,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Player Agreement. In this Reg CF offering, the Company intends to sell Aroon Esobar Preferred Stock.

**The Offering**

This offering is for shares of Aroon Escobar Preferred Stock. Aroon Escobar Preferred Stock is entitled to track the performance of a specific revenue stream from the Escobar Agreement entered into between the Player and the Company. Further, even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), these are not shares of common stock, and do not grant financial rights to the entire Company. Specifically, subject to applicable laws, these shares are entitled to a portion of the future baseball earnings of the Player, and you will not be entitled to the distributions or dividends paid to Common Stock or any other class of shares of the Company.

*Specific Consideration Regarding the Stock*

The Aroon Escobar Preferred Stock does not represent ownership in a separate legal entity specific to Aroon Escobar. Rather, income (and assets) will generally be attributed to shares of the Aroon Escobar Preferred Stock based on the specific income of the underlying Player Agreement that the Company receives from the Player. Further even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Player Agreements and Company overhead), holders of shares of the Aroon Escobar Preferred Stock will not have an ownership interest in any of the underlying contract, or any of our affiliated entities. The issuance of shares of the Aroon Escobar Preferred Stock will not result in the actual transfer of our assets or the creation of a separate legal entity. Our contract parties and their affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.

Though you will not own Common Stock in the Company, it is important that you know about the Company to evaluate your investment. If the Company were to fail as a company due to its inability to succeed in its business plan, it would jeopardize your ability to collect distributions from the shares of Aroon Escobar Preferred Stock.

For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to the Company as a company, and ask yourself questions such as: Does the Company have the talent and resources to follow its business plan and accomplish its goals? Is the Company financially solvent, and will it remain so long enough to pay the distributions to the shares from the income from the Escobar Agreement?

*The Escobar Agreement*
The following describes the terms of the Player Agreement between Finlete Funding, Inc. and Aroon Escobar (the "Escobar Agreement") and is qualified in its entirety by the Escobar Agreement, attached as Exhibit E to this Form C.

Term: The term of the Player Agreement is for 25 years from the effective date, unless terminated by mutual agreement. The Escobar Agreement cannot be terminated by an election of free agency, voluntary retirement, or unconditional release under any circumstances. The agreement also remains in effect and applies to all pre-tax future PBE earned or received after Player's death, within the term of the agreement.

Player Payments: The Player Payments for Aroon Escobar are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Player less than $125,000, the payments will be proportionally reduced. For example, if $125,000 is the agreed payment to the Player and Finlete Funding pays the Player $62,500 (see "Use of Proceeds" below), then his Player Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).

With certain exclusions, PBE includes any payments Player receives during the term of this Agreement once such Player is signed by a team in any of the following leagues:

- United States Major League Baseball*
- Japan's Nippon Professional Baseball
- South Korea's KBO League
- Chinese Professional Baseball League
  *some exclusions may apply.*

Earnings are described in the Escobar Agreement and include, but are not limited to: wages, salary, bonuses, buyout, payouts for participation in championship events or post-season series, international events or any other compensation earned by the Player in service to a team. Earnings are exclusive of taxes, management fees, and other fee arrangements that the Player may enter into.

Other Player Obligations:
The following include other items in the contract that are not included in PBE:
- Player is obligated to make certain virtual appearances (twice per year for ten years) as well as sign a certain number of autographs (100 per year for the term of the agreement).
- Company is entitled to non-exclusive, worldwide, royalty-free use of the Player's name, image, likeness and story.

- Company has a right of first refusal to purchase future earnings of the Player related to his baseball career (including wages and other items included in PBE as well as items not included, e.g., endorsements).

*Dividend Rights.* Holders of Aroon Escobar Preferred Stock are generally entitled to up to 67.50% of the Player Payments under the Escobar Agreement received by the Company *less*:
- amounts withheld for taxes.
- amounts that are subject to payment or repayment per the Escobar Agreement and/or another contract, agreement, or law.

For example, if there are 75,000 shares of Aroon Escobar Preferred issued and outstanding, the holders of Aroon Escobar Preferred Stock would be entitled to 67.50% of the Player Payments under the Escobar Agreement received by the Company, less the amounts outlined above. If there are 25,000 shares of Aroon Escobar Preferred Stock issued and outstanding, the holders of Aroon Escobar Preferred Stock would be entitled to 22.5% of the Player Payments under the Escobar Agreement received by the Company, less the amounts outlined above.

For further clarification, every share of Aroon Escobar Preferred Stock is effectively entitled to 0.000009% of Aroon Escobar's pre-tax future PBE, subject to receipt by the Company, and less the amounts outlined above.

Distributions will be paid to shareholders on an annual basis <u>unless</u> the Board determines to pay the payments more frequently. Payments will be made for a specific measurement period (e.g., calendar quarter). Pro rata distributions will be apportioned between the issued and outstanding shares of Aroon Escobar Preferred Stock based on number of days that each share has been issued and outstanding in the measurement period, compared to the total shares and total number of days that all shares of such stock have been issued and outstanding during this period.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Escobar Agreement. Distribution do not include other payments received by the Company under the Escobar Agreement (e.g., sale of autographs).

**Other Information About Finlete Funding, Inc.**
For more detailed information regarding the business, see the Company's Offering Page at finlete.com/escobar. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

**Employees**
The Company currently has one (1) full-time executive officer. The parent company, Finlete, Inc. compensates Finlete Funding, Inc. executive officer $5,000 per month.

**Intellectual Property**
Parent holds a registered trademark on the "Finlete" mark. US Registration Number 7388890. Notice of Allowance Date: February 27, 2024. Registration Date: May 14, 2024.

**Litigation**

Finlete Funding, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise. In addition, none of our officers, directors, affiliates or 5% stockholders (or any associates thereof) is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

**Property**

Finlete Funding, Inc. does not own or lease any significant property.

**RISK FACTORS**

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

**Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs**

***We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to players in exchange for rights to future payments.*** Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares, and managing our potential Player Agreements. Our First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock, and receiving a 1% interest in Vargas's pre-tax future PBE. Our Second Regulation CF Offering was completed on July 15, 2025, with the Company raising $315,924, committing 28,471 shares of Emmanuel Clase Preferred Stock (inclusive of Bonus Shares) and receiving a 0.28471% interest in Clase's pre-tax future PBE. We have entered into thirteen (13) Player Agreements. We intend to enter into additional Player Agreements in the future with other contract parties and are actively pursuing these Player Agreements. We have no history to demonstrate, and we can make no assurances that our business model will be successful or whether any of our Player Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Player Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

***We have incurred losses since our inception and anticipate that we will continue to incur losses in the future.*** We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial

upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc., has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Player Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Player Agreements that meet our criteria and the ability of those Player Agreements to generate income and cash flow. Even if our Player Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

***Our Auditor issued a "going concern" note in the audited financials.*** Finlete Funding has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

***Our principal source of cash flows for the foreseeable future will be derived from our Player Agreements.*** Our principal source of cash flows for the foreseeable future will be derived from Player Agreements. There are a number of risks relating to Player Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

***We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.*** Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

***The Company could be subject to political, economic, climate and force majeure risks.*** Finlete Funding, Inc. is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes,

and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

***We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or player due to injury or death could have a material adverse effect on our financial condition and operations.*** We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

***We could become involved in claims or litigations that may result in adverse outcomes.*** From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

**Risks Relating to Our Player Agreements**

***We have very limited experience managing Player Agreements, and we have very limited historical performance data about our Player Agreements.*** We had not signed any Player Agreements until 2024. Due to our limited experience with Player Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Player Agreements and the likelihood of long-term performance of the player, or our ability to aid players in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Player Agreements, and investors who invest early may not benefit from the experience that we gain from our early Player Agreements.

***Our cash received under our Player Agreements will depend upon the continued satisfactory performance of the related player, and we do not have any rights to require the player to take any significant actions to attract or maintain or otherwise generate income.*** Some or all of the income that a player is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Player Agreements so that the player maintains the substantial majority of future income earned as an athlete to help ensure that the player will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the player will do so. While our Player Agreements require a certain number of virtual meetings and autograph signings, a player may retire from being a professional athlete at any time and for any reason, or may suffer a career-ending injury. A player has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Player Agreement contains and future Player Agreements will contain no restriction

on the ability of a player to change professions or earn money in unrelated fields, and such income may not be subject to the player payments under the Player Agreement. In any of these events, we may lose some or all of the potential income associated with Player Agreements.

***Our players will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our players will not have obligations to enhance the value of their personal brand or disclose information to our stockholders.*** Events in a player's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on a player's performance in their occupation. A player is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stock. In addition, a player has no obligation to enhance the value of their personal brand. For example, a contract party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since a player's obligations under a Player Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such player. Furthermore, since a player is and/or will not be a director or an officer of the Company, such player owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against a player, either under their respective Player Agreement or under the securities or corporate laws.

***A player may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other reputational harm.*** Our focus for the foreseeable future is to enter into Player Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Player Payments as a result of injury, illness, medical condition, or death of the player. Therefore, if a player becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Player Payments, would likely be dramatically less than we anticipate, or may cease completely. Any harm to the public reputation of a player, or association of the player's name with a public scandal, may reduce the player's ability to participate in professional athletics, reducing the potential for Player Payments.

***Our Player Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against players in the event of any default.*** The payments under a Player Agreement will be unsecured obligations of the player and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under a Player Agreement if those amounts are not paid. If the player defaults under the Player Agreement, there can be no assurances that the player will have adequate resources, if any, to satisfy any obligations to us under the Player Agreement.

***An economic downturn and adverse economic conditions may harm a player's earning potential.*** Economic downturns and adverse economic conditions may negatively affect the earnings of a player. For example, the MLB market salary cap is dependent upon the revenues the MLB receives and an economic downturn could result in a stagnant or declining salary cap.

***The amount of money generated by Player Agreements with a player is substantially dependent upon the player's ability to become contracted and play out his player contract.*** The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of a player to generate significant future income from professional sports. However, in many cases, the amount of return under a player contract is not guaranteed. If a player does not enter into high-value player contracts, or cannot complete the terms of the player contract, there is no guarantee that the Player Agreement will result in positive cash flow.

***A player could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional leagues.*** We expect that a significant portion of the revenue we expect to receive from a player will come from future professional player contracts. However, a player could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, a player would not receive amounts under their existing player contract and may not be able to secure future playing contracts.

***Players could be negatively affected by a work stoppage.*** If the professional league experiences a work stoppage, then the earnings of a player in such a professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, a player's pay may be suspended. A player's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Player Agreements. We can give no assurances that such work stoppages will not occur.

***In general, we have limited historical data upon which to base our valuation and projections of a player's future earnings potential.*** Many of our players have not yet been promoted to a major league sport, and although some of our players have experience at the major league level, there is no guarantee that they'll be able to play out their contracts or remain at the major league level. Additional prospective players may not yet have been promoted to major league sports. Although they may currently play professionally in minor leagues, their past performance may not be indicative of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of their future professional sports earnings.

***It is difficult to estimate with precision the projected future earnings of a player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.*** Because the length of a player's playing career is uncertain, we make certain estimates to predict a player's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of a player in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is

difficult to predict an accurate return on investment or rate of return of an investment in our shares.

***Future negative publicity could harm a player's reputation and impair the value of his personal brand.*** The return on your investment depends on the value and strength of the personal brand and reputation of the players, as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding a player's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding a player's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

**Risks Related to the Player Agreement**

***Aroon Escobar's potential future MLB player contract is a significant portion of the future cash we would receive under the Escobar Agreement.*** Much of the future cash expected to be received under the Escobar Agreement is tied to Escobar's prospects of a professional baseball career and his potential future MLB player contracts. Further, all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. The MLB minimum salary is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. Escobar would become eligible for a higher salary after accruing three (3) years of MLB service time. The MLB arbitration process allows players with more than three (3) but less than six (6) years of service time to negotiate their annual salaries with their team based on the salaries of other players with comparable service time and performance, among other factors. Players typically go through three (3) years of arbitration before reaching free agency. After the arbitration years, players become free agents, which means they are free to negotiate a new contract with any MLB team. We cannot guarantee how many days Escobar will spend on a major league roster, nor that he will reach MLB arbitration, nor that he will reach MLB free agency, nor that he will be able to secure any contracts at other professional baseball leagues. The MLB contracts that Escobar may secure in the future form a critical component of the future cash flow from his Player Agreement with Finlete Funding. While the nature of sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow. Our projections are based on current data and will be adjusted over time.

***Any revenue received from the Player Agreement will be subject to the performance and health of the Player as well as the risks related to Player Agreements in general.***
Future payments from the Player Agreement are subject to risks, including:

- The profitability of the Player Agreement is substantially dependent upon the Player entering into a high-value MLB player contract. If the Player does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements, and we have very limited historical performance data about our Player Agreements.

- Cash received under the Player Agreement will depend upon the continued satisfactory performance of the Player, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- The Player is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. The Player has no obligation to enhance the value of their personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of the Player, such as an injury, illness, medical condition, or their death, or due to other factors such as public scandal or other reputational harm.
- The Player Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against the Player in the event of any default.
- The financial and other information that we obtained and/or will obtain from the Player or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Player Agreement may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding the Player and may result in an inaccurate assessment of the projected value of their personal brand.
- An economic downturn and adverse economic conditions may harm the Player's earning potential.
- The amount of money generated by the Player Agreement is substantially dependent upon the Player's ability to become contracted by MLB and play out his player contract.
- PBE may be reduced by a work stoppage.
- There could be a decline in the popularity of the professional sports organization in which the Player may play, or they may never achieve the popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of the Player's future earnings potential.
- It is difficult to estimate with precision the projected future earnings of the Player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of the Player could harm their reputation and impair the value of their brand.

The occurrence of any of the above my limit payments received under the Player Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Aroon Escobar Preferred Stock.

**Risks Relating to our Corporate Structure**

***A specified portion of the potential payments associated with the Escobar Agreement will be attributed to our common stock rather than the Aroon Escobar Preferred Stock. Therefore, your shares will only partially reflect the economic performance of the Escobar Agreement.***

The shares of Aroon Escobar Preferred Stock and future shares of preferred stock only track part of the underlying agreement. For instance, 10% of the PBE under the Escobar Agreement will be attributed to our common stock. Similarly, in the future, when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Player Agreements to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stock. Therefore, each series of our preferred stock will only partially reflect the economic performance of the associated Player Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Player Agreement. In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Player Agreement.

***As a series of our preferred stock will be exposed to additional risks associated with the Company as a whole, including any individual preferred stock that exists at the time of any investment or that we may establish and issue in the future.*** Investors in Aroon Escobar Preferred Stock can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, if there is revenue from this Player Agreement, but the rest of the Company does poorly, we may be legally restricted from paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Escobar Agreement which is attributed to the Aroon Escobar Preferred Stock and, in any liquidation, holders of our Aroon Escobar Preferred Stock and holders of any other preferred stocks we may establish in the future, will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

***We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred.*** The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Player Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Player Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

***We can amend or terminate the Escobar Agreement without the vote of the holders of Aroon Escobar Preferred Stock.*** The parties to the Escobar Agreement, specifically, Finlete Funding and Aroon Escobar, can mutually agree to terminate and/or amend the Escobar Agreement. To the extent that is done that holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the

redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

***In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders.*** Upon liquidation, dissolution, or winding up of Finlete Funding as a whole, holders of shares of Aroon Escobar Preferred Stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all of our outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

**Risks Related to the Securities**

***Our Parent has control over key decision-making as a result of its control over all of our common stock.*** Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

***Management has discretion as to the use of proceeds.*** The net proceeds from this offering will be used for the purposes described under "Use of Proceeds" below. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to the application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

***Any valuation at this stage is difficult to assess.*** The price of the Aroon Escobar Preferred Stock was determined based on potential distributions of the stock, which is based on potential revenues from the Escobar Agreement, as well as the performance of our Company overall. Such determination, especially for an early-stage company with limited operating history, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

***The preferred stock will not be freely tradable until one year from the initial purchase date.*** Although the preferred stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and there may never be, a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction, the preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under

the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares.*** The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all the money you plan to invest in the shares, you should not purchase the shares.

***Credit card risk.*** Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

***Noncompliance with laws and regulations may impair our ability to arrange or service the Escobar Agreement.*** Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Escobar Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in Escobar attempting to rescind the Escobar Agreement. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, and with investors having a right to rescind their investments.

***If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.*** A company will

generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets. We believe that we are not and will not be primarily engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Player Agreements. Furthermore, while certain revenue-sharing agreements may be deemed to be investment contracts, and thus securities, we do not believe that the Player Agreements would be deemed to be investment contracts. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such a case may pursue the remedy of rescission.

***Future fundraising may affect the rights of investors.*** In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

***The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement, regardless of convenience or cost to you, the investor.*** Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction. Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act,

but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

***Investors in this offering may not be entitled to a jury trial concerning claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.*** Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

## DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on our team:

| Name | Position | Age | Term of Office | Approx. hours per week (if not full time) |
|---|---|---|---|---|
| Executive Officers: | | | | |
| George Robert Connolly | Chief Executive Officer | 42 | December 2023 - present | Full-time |
| Directors: | | | | |
| George Robert Connolly | Director | 42 | December 2023 - present | N/A |

### *George Robert Connolly*
George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as a Director & Officer of Finlete Funding, Inc. since the Company's inception in December 2023. He has also served as a Director & Officer of Finlete, Inc. since the Parent company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits, including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014. Rob studied business administration and management at Western Governors University.

## OWNERSHIP AND CAPITAL STRUCTURE

**Ownership**. The following table shows who owns over 20% of the Company's equity securities as of December 31, 2024:

| Name of beneficial owner | Title of class | Amount and nature of beneficial ownership | Percent voting power |
|---|---|---|---|
| Finlete, Inc. | Common Stock | 10 shares | 100% |

**Capital Structure**. The following table describes our capital structure as of December 31, 2024:

| Class of Equity | Authorized Limit | Issued and Outstanding | Committed, Not-Issued | Available |
|---|---|---|---|---|
| Common Stock | 1,000 | 10 | 0 | 990 |
| Echedry Vargas Preferred Stock | 100,000 | 9,786 | 0 | 90,214 |
| Emmanuel Clase Preferred Stock | 300,000 | 0 | 28,471 | 271,529 |
| Leonardo Bernal Preferred Stock | 100,000 | 0 | 32,997 | 67,003 |
| Jhostynxon Garcia Preferred Stock | 75,000 | 0 | 48,153 | 75,000 |
| Tirso Ornelas Preferred Stock | 50,000 | 0 | 0 | 50,000 |
| Luis Baez Preferred Stock | 50,000 | 0 | 0 | 50,000 |
| Emiliano Teodo Preferred Stock | 50,000 | 0 | 0 | 50,000 |
| Luinder Avila Preferred Stock | 75,000 | 0 | 0 | 75,000 |
| Winston Santos Preferred Stock | 75,000 | 0 | 0 | 75,000 |
| Reynaldo Yean Preferred Stock | 75,000 | 0 | 0 | 75,000 |
| Yairo Padilla Preferred Stock | 75,000 | 0 | 0 | 75,000 |
| Aroon Escobar Preferred Stock | 75,000 | 0 | 0 | 75,000 |
| Blank Check Preferred Stock* | N/A | N/A | N/A | 900,000 |

*The Blank Check Preferred Stock represents the remaining authorized preferred stock that the Company's board of directors is authorized to issue without needing further approval from shareholders. The board can set the terms, rights, and preferences of this stock, such as dividend rates, voting rights, and conversion features, at the time of issuance.

**USE OF PROCEEDS**

The Company anticipates using the proceeds from this offering in the following manner:

| Purpose or Use of Funds | If Target Offering Amount is Sold | % Usage | If Maximum Amount is Sold | % Usage |
|---|---|---|---|---|
| Aroon Escobar Player Agreement | $6,831.00 | 68.31% | $93,750.00 | 68.31% |
| Management Fee | $0.00 | 0.0% | $27,450.00 | 20.0% |
| Intermediary Fee | $850.00 | 8.5% | $11,666.25 | 8.5% |
| Offering Expenses | $2,319.00 | 23.19% | $4,383.75 | 3.19% |
| TOTAL | $10,000.00 | 100.0% | $137,250.00 | 100.0% |

NOTE: Intermediary Fee is paid to DealMaker. Management Fee is paid to Finlete, Inc.

**The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.**

**FINANCIAL DISCUSSION**

Our financial statements can be found in Exhibit A to this Offering Memorandum. The audit of the financial statements of the Company for the period from December 19, 2023 (Inception) to December 31, 2023 was performed by dbbmckennon. The audit of the financial statements of the Company for the period from January 1, 2024 to December 31, 2024 was performed by Artesian CPA. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. To the extent the discussion includes information based on unaudited operating data for 2025, such information is subject to change once we complete our fiscal year, prepare our financial statements, and our accountant completes a financial audit of those statements. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. Finlete Inc. has incurred and will continue to incur expenses related to the past, current, and future offerings of preferred shares by Finlete Funding, Inc. These expenses include:

- Travel costs to and from Player locations
- Consultant and advisor compensation
- Legal expenses related to Player Contracts
- Legal and raise fees
- Website development costs
- Marketing costs

- Player promotional and development activities

Finlete, Inc. will continue to incur significant additional expenses related to entering contracts with athletes and preparing and marketing capital raises. Finlete, Inc. is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its planned operations or failing to profitably operate its business. We note that the performance and distributions related to the shares of Aroon Escobar Preferred Stock will be based on the performance of Escobar and whether he secures additional major league contract(s) and his payments under such contracts. To the extent he does, holders of such shares may receive dividends to the extent that the Company is able to pay dividends under Delaware law.

*Planned Milestones*. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing-related objectives.

*Liquidity and Capital Resources*. The Company is still an "early-stage" company and is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. The purpose of Finlete Funding is to support the efforts of Finlete, Inc. by contracting with athletes to invest in the potential earnings of those athletes, and selling interests in those contracts to the public through Regulation Crowdfunding. To-date, the Company has paid $50,000 under the Player Agreement with Echedry Vargas, paid $237,258.33 under the Player Agreement with Emmanuel Clase, committed up to $680,000 under the Player Agreement with Leonardo Bernal, committed up to $100,000 under the Player Agreement with Luis Baez, committed up to $120,000 under the Player Agreement with Tirso Ornelas, committed up to $95,000 under the Player Agreement with Winston Santos, committed up to $125,000 under the Player Agreement with Emiliano Teodo, committed up to $100,000 under the Player Agreement with Luinder Avila, committed up to $95,000 under the Player Agreement with Jhostynxon Garcia, committed up to $100,000 under the Player Agreement with Reynaldo Yean, committed up to $280,000 under the Player Agreement with Adael Amador, committed up to $75,000 under the Player Agreement with Yairo Padilla, and committed up to $125,000 under the Player Agreement with Aroon Escobar. In the event the Company does not raise sufficient funds from this offering, it can proportionally reduce the amount of the Player Agreement and/or receive funding from additional sources.

*Indebtedness.* The Company was initially capitalized by its parent company, Finlete, Inc. The Company has received working capital to cover expenses and costs from Finlete, Inc. The Company has not formalized this debt in writing with Finlete, Inc.; however, the Company intends to reimburse Finlete, Inc. for the full amount if sufficient funds are raised in the Offering. Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete Inc. will continue to fund Finlete Funding Inc., if necessary.

**RELATED PARTY TRANSACTIONS**

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Finlete, Inc. is the parent company of Finlete Funding, Inc., and has funded the Company's formation and operations to date.
- In December 2023, the Company entered into a Subscription Agreement with its parent company, Finlete, Inc., whereby a total of 10 shares of Common Stock were issued in exchange for subscription proceeds of $10.
- The executive officers and directors of Finlete Funding, Inc. are also the executive officers and directors of Finlete, Inc. and, therefore, control 100% of the outstanding shares and have 100% voting rights in the Company.

Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete, Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete, Inc. will continue to fund Finlete Funding, Inc. if necessary. See "Financial Discussion – Indebtedness" above for additional details.

**RECENT OFFERINGS OF SECURITIES**

Finlete Funding, Inc. has made the following issuances of securities since inception:

- December 20, 2023: Issued 10 shares of Common Stock to Finlete, Inc., its parent company, as founder ownership.
- September 13, 2024: Issued 9,786 shares of Echedry Vargas Preferred Stock to investors under the First Regulation CF Offering and has received proceeds of $78,288.

**SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY**

**Description of the Outstanding Capital Stock of the Company**. *The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations of Echedry Vargas Preferred Stock, Certificate of Designations of Emmanuel Clase Preferred Stock, Certificate of Designations of Leonardo Bernal Preferred Stock, Certificate of Designations of Luis Baez Preferred Stock, Certificate of Designations of Tirso Ornelas Preferred Stock, Certificate of Designations of Emiliano Teodo Preferred Stock, Certificate of Designations of Winston Santos Preferred Stock, Certificate of Designations of Luinder Avila Preferred Stock, Certificate of Designations of Jhostynxon Garcia*

*Preferred Stock, Certificate of Designations of Reynaldo Yean Preferred Stock, Certificate of Designations of Adael Amador Preferred Stock, Certificate of Designations of Yairo Padilla, Certificate of Designations of Aroon Escobar, and Bylaws. For a complete description of our capital stock, you should refer to the documents mentioned in the previous sentence as well as the applicable provisions of Delaware law.*

Finlete Funding is offering up to 75,000 shares of its Aroon Escobar Preferred Stock. The Company's authorized securities consist of up to 1,000 shares of Common Stock with a par value of $0.00001; and 2,000,000 shares of Preferred Stock ("Preferred Stock") with a par value of $0.00001. As of December 31, 2024, there were 10 shares of Common Stock outstanding and 9,786 shares of Echedry Vargas Preferred Stock outstanding.

### Common Stock

*Dividend Rights*. Subject to preferences that may apply to any then-outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*. Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

*Right to Receive Liquidation Distributions*. In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

*Rights and Preferences*. The rights, preferences, and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

### Echedry Vargas Preferred Stock

*Dividend Rights*. Holders of Echedry Vargas Preferred Stock are generally entitled to 90% of the Player Payments under the Vargas Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Vargas Agreement and/or another contract, agreement or law.

For further clarification, every share of Echedry Vargas Preferred Stock is effectively entitled to 0.000009% of Echedry Vargas's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Vargas Agreement. Distribution do not include other payments received by the Company under the Vargas Agreement (e.g., sale of autographs). The Echedry Vargas Preferred Stock shall not participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

*Right to Receive Liquidation Distributions*. Holders of shares of Echedry Vargas Preferred Stock are not entitled to Liquidation Distributions.

*Conversion.* Echedry Vargas Preferred Stock is not convertible into any other class of stock.

*Rights and Preferences*. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

*Voting Rights.* Holders of shares of Echedry Vargas Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Echedry Vargas Preferred Stock voting separately as a single class.

*Redemption.* The parties to the Vargas Agreement, specifically, Finlete Funding and Echedry Vargas, have the ability to mutually agree to terminate and/or amend the Vargas Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

### Emmanuel Clase Preferred Stock

*Dividend Rights*. Holders of Emmanuel Clase Preferred Stock are generally entitled to 90% of the Player Payments under the Clase Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Clase Agreement and/or another contract, agreement or law.

For further clarification, every share of Emmanuel Clase Preferred Stock is effectively entitled to 0.000009% of Emmanuel Clase's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the

Clase Agreement. Distribution do not include other payments received by the Company under the Clase Agreement (e.g., sale of autographs). The Emmanuel Clase Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

*Right to Receive Liquidation Distributions*. Holders of shares of Emmanuel Clase Preferred Stock are not entitled to Liquidation Distributions.

*Conversion.* Emmanuel Clase Preferred Stock is not convertible into any other class of stock.

*Rights and Preferences*. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

*Voting Rights.* Holders of shares of Emmanuel Clase Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Emmanuel Clase Preferred Stock voting separately as a single class.

*Redemption.* The parties to the Clase Agreement, specifically, Finlete Funding and Emmanuel Clase, have the ability to mutually agree to terminate and/or amend the Clase Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

### Leonardo Bernal Preferred Stock

*Dividend Rights.* Holders of Leonardo Bernal Preferred Stock are generally entitled to 90% of the Player Payments under the Bernal Agreement received by the Company *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Bernal Agreement and/or another contract, agreement or law.

For further clarification, every share of Leonardo Bernal Preferred Stock is effectively entitled to 0.000009% of Leonardo Bernal's pre-tax future PBE, subject to receipt by the Company, less the amounts outlined above.

Distributions will be paid on an annual basis <u>unless</u> the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the Bernal Agreement. Distribution do not include other payments received by the Company under the Bernal Agreement (e.g., sale of autographs). The Leonardo Bernal Preferred Stock shall <u>not</u>

participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

*Right to Receive Liquidation Distributions*. Holders of shares of Leonardo Bernal Preferred Stock are not entitled to Liquidation Distributions.

*Conversion.* Leonardo Bernal Preferred Stock is not convertible into any other class of stock.

*Rights and Preferences*. The rights, preferences. and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

*Voting Rights.* Holders of shares of Leonardo Bernal Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Leonardo Bernal Preferred Stock voting separately as a single class.

*Redemption.* The parties to the Bernal Agreement, specifically, Finlete Funding and Leonardo Bernal, have the ability to mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

### Preferred Stock in Concurrent Regulation CF Offerings
The following applies to the concurrent offerings described above on page 7:

*Dividend Rights***.** One (1) share of Preferred Stock is generally entitled to 0.000009% of the respective athlete's pre-tax future PBE *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the respective Player Agreement and/or another contract, agreement or law.

Distributions will be paid on an annual basis _unless_ the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Player Payments under the respective Player Agreement. Distribution do not include other payments received by the Company under the respective Player Agreement (e.g., sale of autographs). The Preferred Stock shall <u>not</u> participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

*Right to Receive Liquidation Distributions*. Holders of shares of Preferred Stock are not entitled to Liquidation Distributions.

*Conversion.* Preferred Stock is not convertible into any other class of stock.

*Rights and Preferences*. The rights, preferences. and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

*Voting Rights.* Holders of shares of Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Preferred Stock voting separately as a single class.

*Redemption.* The parties to the respective Player Agreement, specifically, Finlete Funding and the Athlete, have the ability to mutually agree to terminate and/or amend the respective Player Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

**Provisions of Note in the Company's Subscription Agreement and Certificate of Incorporation**

***Forum Selection Provision***

The exclusive forum provisions in the Company's Certificate of Incorporation and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement in federal and state courts in the Southern District of the State of California.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

*Jury Trial Waiver*

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

**Perks**. We are offering the following perks, as described on the offering page, to investors. Eligibility is cumulative over the offering period. For example, if an investor invests $1,000 and later invests an additional $1,500, they will qualify for the $2,500 tier perks.

**$0 - $2,499**
Invest $0 - $2,499 and receive a digital stock certificate.

**$2,500 - $4,999**
Invest $2,500 - $4,999 and receive a digital stock certificate and a baseball card autographed by Aroon Escobar.

**$5,000 - $9,999**
Invest $5,000 - $9,999 and receive a digital stock certificate, a baseball card autographed by Aroon Escobar, and an invitation to meet Team Finlete during 2026 MLB Spring Training.*

**$10,000+**
Invest $10,000 or more and receive a digital stock certificate, a baseball card autographed by Aroon Escobar, an invitation to meet Team Finlete during 2026 MLB Spring Training*, and a

one-on-one virtual meet and greet with Aroon Escobar via Zoom or a similar video conferencing application.

*Date, time, and location to be determined. 2026 MLB Spring Training games will likely begin on February 20, 2026 and likely end on March 25, 2026. Team Finlete means employees of Finlete and/or Major League Baseball (MLB) players associated with Finlete.

**Transfer Agent**. The Company has engaged Nevada Agency and Transfer Company (NATCO), with its offices located at 50 W Liberty St #880, Reno, NV 89501, as its transfer agent to maintain current records of investors.

**What it means to be a minority holder**. As an investor in Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Transferability of securities**. For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

**How we determined the offering price.** The Company is offering shares of Aroon Escobar Preferred Stock, which entitles investors to distributions based on Player Payments, if any, that relate to the Player Agreement with Escobar. The Company determined the offering price of the securities and therefore the value by reference to its transaction costs as well as its internal estimates on the potential earnings for Escobar.

## REGULATORY INFORMATION

**Disqualification**. Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of our officers or managing members are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Annual reports**. The Company filed its annual report on Form C-AR for the fiscal year ended December 31, 2024 with the SEC on April 15, 2025. This annual report can be found by visiting https://www.sec.gov/search-filings and searching for Finlete Funding, Inc.

**Compliance failure**. Finlete Funding, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

## INVESTING PROCESS

### Information Regarding Duration of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

*Investment Cancellations*. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason, provided their investment has not already been accepted by the Company. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

*Notifications*. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*. Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days

to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

*Rolling and Early Closings*. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations.** Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates.** Information regarding updates to the offering and how to subscribe can be found at finlete.com/escobar.

**EXHIBIT A: FINANCIAL STATEMENTS**

**EXHIBIT B: OFFERING PAGE**

**EXHIBIT C: CERTIFICATE OF INCORPORATION**

**EXHIBIT D: CERTIFICATE OF DESIGNATIONS**

**EXHIBIT E: ESCOBAR AGREEMENT**

**FINLETE FUNDING, INC.**

**FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORTS**

**AS OF DECEMBER 31, 2024 AND 2023, FOR THE YEAR ENDED DECEMBER 31, 2024, AND FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023**

**FINLETE FUNDING, INC.**

TABLE OF CONTENTS



To the Board of Directors of
Finlete Funding, Inc.
San Diego, CA

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company") which comprises the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

### Other Matter

The financial statements of the Company as of and for the period ended December 31, 2023, were audited by another auditor who expressed an unmodified opinion on those statements dated February 1, 2024.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations, and has not generated revenues or profits for the year ended December 31, 2024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

## Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 21, 2025

**Artesian CPA, LLC**

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

## INDEPENDENT AUDITORS' REPORT

To the Shareholders, Board of Directors and
Management of Finlete Funding, Inc.

### Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and the statements of operations, stockholder's equity and cash flows for the period from December 19, 2023 ("Inception") to December 31, 2023, and the related notes (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from Inception to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*dbbmckennon*

Newport Beach, California
February 1, 2024

20321 SW Birch Street, Suite 200  Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica                                    Newport Beach                                    San Diego

**FINLETE FUNDING, INC.**
**BALANCE SHEETS**
**AS OF DECEMBER 31, 2024 AND 2023**

| | December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 20,503 | $ - |
| Subscription receivable | 8,183 | 10 |
| Total Current Assets | 28,686 | 10 |
| | | |
| Non-current Assets: | | |
| Future earning contracts | 159,701 | - |
| Total Non-current Assets | 159,701 | - |
| | | |
| TOTAL ASSETS | $ 188,387 | $ 10 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 9,701 | $ - |
| Due to related party | 20,493 | - |
| Total Current Liabilities | 30,194 | - |
| | | |
| Stockholders' equity: | | |
| Undesignated preferred stock, $0.00001 par value, 1,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023 | - | - |
| Preferred stock-Echedry Vargas, $0.00001 par value, 100,000 shares authorized, 9,786 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively | 50,955 | - |
| Preferred stock-Emmanuel Clase, $0.00001 par value, 300,000 shares authorized, 13,165 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively | 107,228 | - |
| Preferred stock-Leonardo Bernal, $0.00001 par value, 100,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively | - | - |
| Common stock, $0.00001 par value, 1000 shares authorized, 10 shares issued and outstanding as of December 31, 2024 and 2023 | - | - |
| Additional paid-in capital | 10 | 10 |
| Accumulated deficit | - | - |
| Total Stockholders' Equity | 158,193 | 10 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 188,387 | $ 10 |

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

5

**FINLETE FUNDING, INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023**

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| Revenue | $ - | $ - |
| Operating expenses: | | |
| Selling, general and administative | - | - |
| Total operating expenses | - | - |
| Loss from operations | - | - |
| Net income/(loss) | $ - | $ - |
| Weighted average common shares outstanding - basic and diluted | 10 | 10 |
| Net loss per common share - basic and diluted | $ - | $ - |

# FINLETE FUNDING, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023

| | Preferred Stock-Echedry Vargas | | Preferred Stock-Emmanuel Clase | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 19, 2023 (inception)** | - | $ - | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of shares to parent entity | - | - | - | - | 10 | - | 10 | - | 10 |
| Net income/(loss) | - | - | - | - | - | - | - | - | - |
| **Balance at December 31, 2023** | - | $ - | - | $ - | 10 | $ - | $ 10 | $ - | $ 10 |
| Issuance of Preferred stock - Echedry Vargas | 9,786 | 50,955 | - | - | - | - | - | - | 50,955 |
| Issuance of Preferred stock - Emmanuel Clase | - | - | 13,165 | 107,228 | - | - | - | - | 107,228 |
| Net income/(loss) | - | - | - | - | - | - | - | - | - |
| **Balance at December 31, 2024** | 9,786 | $ 50,955 | 13,165 | $ 107,228 | 10 | $ - | $ 10 | $ - | $ 158,193 |

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

**FINLETE FUNDING, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR THE PERIODS ENDED DECEMBER 31, 2024 AND 2023**

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **Cash Flows from Operating Activities** | | |
| Net income/(loss) | $ - | $ - |
| Adjustments to reconcile net income/(loss) to net cash provided by operating activities: | | |
| Offering costs paid by related party | 54,818 | |
| Change in operating assets and liabilities: | | |
| Accounts payable | - | - |
| Net cash provided by operating activities | 54,818 | - |
| | | |
| **Cash Flows from Investing Activities** | | |
| Investments in future earning contracts | (150,000) | - |
| Net cash used in investing activities | (150,000) | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Collection of subscription receivable | 10 | - |
| Issuance of preferred stock, net of offering costs | 150,000 | |
| Repayments on due to related party | (34,325) | - |
| Net cash provided by financing activities | 115,685 | - |
| | | |
| Net change in cash | 20,503 | - |
| | | |
| Cash at beginning of the period | - | - |
| Cash at end of the period | $ 20,503 | $ - |
| | | |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income tax | $ - | $ - |
| | | |
| **Supplemental Disclosure of Non-Cash Information:** | | |
| Subscription receivable for issuance of shares | $ 8,183 | $ 10 |

See Independent Auditor's Reports and accompanying notes, which are an integral part of these financial statements.

## NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a subsidiary of Finlete, Inc., a Delaware corporation (the "Parent" or "Manager"). Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

The Company has commenced principal activities during year 2024. The Company's activities since inception have mostly consisted of formation activities, preparations to raise capital and capital raising activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

## NOTE 2:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations as they come due, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing from Finlete, Inc. to satisfy its cash flow needs. No assurance can be given that the Company will be successful in these efforts.   The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company utilizes its Parent's centralized processes and systems for administration, accounting, and recordkeeping. The Parent has paid the Company's expenses without requiring repayment, and expects to continue to do so for the near term. These financial statements only include expenses for which the Parent will require repayment from the Company, and exclude all other costs incurred on its behalf. Consequently, future results of operations should the Company be separated from the Parent, or should the Parent no longer agree to cover the Company's expenses, will include costs and expenses that may be materially different than the Company's historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Company's future results of operations, financial position, and cash flows.

The Company adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the

See accompanying Independent Auditor's Report

financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**Fair Value of Financial Instruments**

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

**Cash Equivalents and Concentration of Cash Balance**

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

**Subscription Receivable**

As of December 31, 2024, the Company had a subscription receivable totaling $8,183, representing amounts contractually due from investors for preferred stock that was issued but not yet fully paid as of the reporting date. Of this amount, $7,228 relates to the issuance of Emmauel Clase preferred stock, and $955 relates to the issuance of Echedry Vargas preferred stock.

**Future Earning Contracts**

As of December 31, 2024, the Company had capitalized $159,701 related to future earnings contracts, consisting of a $109,701 investment in Emmanuel Clase and a $50,000 investment in Echedry Vargas. These amounts represent upfront payments made in exchange for rights to a portion of the individuals' future earnings.

Future earnings contracts are capitalized based on the respective costs to acquire such rights.  The amounts will be amortized over their useful life, which is the term of the underlying earning contract beginning when the contracts become effective.

**Impairment of Long-Lived Assets**

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairments were recorded as of December 31, 2024.

**Organizational Costs**

In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

**Revenue Recognition**

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred.

**Research and Development Costs**

Costs incurred in the research and development of the Company's activities are expensed as incurred.

**Income Taxes**

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has no operating loss carryforwards or deferred tax assets or liabilities, and has not yet filed tax returns.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

**Net Loss per Share**

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

**Offering Costs**

The Company complies with the requirements of ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

In connection with its Regulation CF offerings, the Company incurred offering-related expenses, a portion of which were paid directly by the Manager on behalf of the Company.

During the year ended December 31, 2024, the Company incurred offering costs $50,752 and $27,333 for offering costs associated with the Emmanuel Clase and Echedry Vargas offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements. Of such amounts $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities.

In addition, the Manager incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records.

**Recent Accounting Pronouncements**

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

**NOTE 4:  STOCKHOLDERS' EQUITY**

*Common Stock*

The Company is authorized to issue 1,000 shares of Common Stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. As of both December 31, 2024 and 2023, 10 shares were issued and outstanding.

As of December 31, 2024 and 2023, there were outstanding subscription receivables on common stock of $0 and $10, respectively.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholders of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

*Preferred Stock*

The Company is authorized to issue 2,000,000 shares of Preferred Stock, $0.00001 par value.

*Preferred Stock – Echedry Vargas*

On January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"), at a par value of $0.00001 per share.  The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)      10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)     90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Echedry

Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company.

The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Pursuant to the player agreement with Echedry Vargas ("Vargas"), the Company agreed to pay up to $500,000 (subject to the amount of capital raised in a crowdfunding offering) in exchange for up to a 10% share of Vargas's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Vargas Agreement").

To fund this investment, the Company launched its first Regulation CF offering on February 27, 2024, and successfully closed the offering on August 7, 2024. Through this offering, the Company raised a total of $78,288 and issued 9,786 shares of Echedry Vargas Preferred Stock to investors. Offering costs of $27,333 were deducted from the offering proceeds. As of December 31, 2024, there was $955 of subscription receivables from this offering.

*Preferred Stock – Emmanuel Clase*

On January 29, 2024, the Company designated 300,000 shares of its preferred stock as Emmanuel Clase Preferred Stock ("Emmauel Clase Stock"), at a par value of $0.00001 per share. The Emmauel Clase Stock has been created in order to raise funds that will be paid to Emmanuel Clase ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)     10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)    90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Emmauel Clase Stock on a pro rata basis based on the number of shares of Emmauel Clase Stock issued and outstanding and held by the holders as of the time of such distribution.

The Emmanuel Clase Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Emmanuel Clase Stock is not convertible into any other securities of the Company.

The Emmanuel Clase Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Emmanuel Clase Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Emmanuel Clase Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Emmanuel Clase Stock.

Pursuant to the player agreement with Emmanuel Clase (the "Player"), the Company agreed to pay up to $2,500,000 in exchange for up to a 3% share of the Player's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Clase Agreement"). The percentage of PBE acquired by the Company is proportional to the amount of capital actually paid to the Player pursuant to this agreement.

To fund this investment, the Company launched its second Regulation CF offering. As of December 31, 2024, through this offering, the Company has raised a total of $157,980 and issued 13,165 shares of Emmanuel Clase Preferred Stock to investors. Offering costs of $50,752 were deducted from the offering proceeds in 2024. As of December 31, 2024, there was $7,228 of subscription receivables from this offering.

*Preferred Stock – Leonardo Bernal*

On November 25, 2024, pursuant to unanimous written consent of the Board of Directors, the Company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock, par value $0.00001 per share.

On December 13, 2024, the Company launched an offering statement to raise up to $200,000 representing 100,000 shares of Leonardo Bernal Preferred Stock, including up to 20,000 bonus shares available to certain investors for no additional consideration. The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by December 12, 2025 (the "Termination Date"), no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Since December 31, 2024, the Company has continued to sell shares of both Emmanuel Clase Preferred Stock and Leonardo Bernal Preferred Stock as a part of its ongoing capital-raising efforts.

**NOTE 5: RELATED PARTY TRANSACATIONS**

The Parent incurred expenses on the Company's behalf during the year ended December 31, 2024. The outstanding balance on these advances was $20,493 as of December 31, 2024. The advances are non-interest bearing and payable on demand, and are presented as due to related party on the balance sheet.

Of the offering costs discussed in Note 3, $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities. In addition, the Parent incurred $210,977 in offering-related expenses on behalf of the Company during 2024, which will not be reimbursed, directly or indirectly, by the Company. In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, these non-reimbursable costs have been excluded from the Company's accounting records. There is no agreement in place requiring the Parent to continue to fund the Company's obligations.

**NOTE 6: SUBSEQUENT EVENTS**

Management's Evaluation
Management has evaluated subsequent events through April 21, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In 2025, the Company entered into seven new future earnings agreements for an aggregate amount of $735,000.



FINLETE

# Aroon Escobar is raising capital.
# Get a piece of every dollar he makes in the MLB.

**$0.00 raised**

0.0% raised of $0 maximum

**Aroon Escobar**

| | |
|---|---|
| Organization | Philadelphia Phillies |
| Team | Jersey Shore BlueClaws |
| Level | High-A (A+) |
| Position | Infield (IF) |
| Org. Prospect Rank | #4 |

Invest $1.83 / Share

Watch for Updates

SEC Filings • Investor Education • Offering Circular

## How This Works

It's not fantasy. It's not gambling. It's **investing.**

**Step 1**

40

**Invest in his career now**

Support him early in his career by investing today. Your funding helps him pay for training and nutrition by supplementing his $36,590 salary.

**Step 2**

**Watch his career progress**

You're part of his story now. His success is your success. Brag about it to your friends. Follow his socials. Stay tuned for updates from us.

**Step 3**

**Get a piece of his MLB salary**

Investors get a piece of every dollar he makes in the MLB or other professional baseball leagues. The more he makes, the better your investment return.

**Annual Dividends Paid via Finlete**

Investors are entitled to annual payouts based on the athlete's pre-tax on-field professional baseball earnings at the Major League level.

## Investment Terms

| | |
|---|---|
| Share Price | $1.83 |
| Total Shares | 75,000 |
| Minimum Investment | $300.12 |
| Maximum Raise | $137,250 |
| Payout Term | 25 years |

## Investment Perks

| | Silver ($300+) | Gold ($2,500+) | Platinum ($5,000+) | Diamond ($10,000+) |
|---|---|---|---|---|
| Digital stock certificate | ✓ | ✓ | ✓ | ✓ |
| Baseball card signed by the athlete | | ✓ | ✓ | ✓ |
| Invitation to meet Team Finlete during 2026 MLB Spring Training | | | ✓ | ✓ |
| Virtual meet-and-greet with the athlete | | | | ✓ |

See Offering Circular for complete details.

## Investment Simulator

Use this section to understand hypothetical investment scenarios.

**Step 1**
**Your Investment Amount**
*Select one*

$300 | $1,000 | $5,000 | $10,000

**Step 2**
**Athlete Career Earnings**
*Select one*

$15 million | $50 million | $100 million | $300 million

**Step 3**
**Your Simulated Results**

**Investment Return**
**$6,617.65**

**Multiple on Invested Capital**
**6.6x**

*Every share is entitled to 0.000009% of the athlete's potential future professional baseball earnings.*

*For illustrative purposes only. Results are not guaranteed.*

Invest $1.83 / Share

## Meet Aroon Escobar

| | |
|---|---|
| Birthdate | 1/1/2005 (20 years old) |
| Birthplace | San Fernando de Apure, VEN |
| Organization | Philadelphia Phillies |
| Team | Jersey Shore BlueClaws |
| Level | High-A (A+) |
| Position | Infield (IF) |

**2028**
MLB ETA

**#4**
Org. Prospect Rank

**2025 Stats**

| AVG | OBP | SLG | OPS | HR | RBI | SB |
|---|---|---|---|---|---|---|
| .272 | .361 | .423 | .784 | 11 | 50 | 15 |

**Career Stats**

| AVG | OBP | SLG | OPS | HR | RBI | SB |
|---|---|---|---|---|---|---|
| .262 | .381 | .393 | .774 | 18 | 112 | 48 |

## Why I'm Raising Capital

Hi, I'm Aroon Escobar. I play third base in the minor leagues for the Philadelphia Phillies.

I grew up in Venezuela loving baseball. It's been my dream since I was a kid to make it to the Major Leagues. I signed with the Phillies when I was 17 years old and ever since then I've been working hard every day to get better and chase that dream.

I'm raising money on Finlete to help cover the things I need off the field, like food, training, and staying healthy. Playing in the minors is a grind, and every bit of support helps me stay focused and ready.

If you invest, you're part of this journey. And if I make it, we'll share that success together.

**Aroon Escobar**

## Love Aroon's Story?

Enter your info to receive exclusive updates on his progress

First Name

Last Name

+1 ▾ Phone Number

Stay Updated ❤

## Video Highlights

## What Everyone's Saying



[X plugin]

## Invest with Confidence

**Regulation CF platform**

Our offerings are powered by DealMaker, a secure, market-leading crowdfunding platform.

dealmaker

| $500K+ | 500+ | 5,000+ |
|---|---|---|
| raised for athletes | investments | users |

*As of 7/7/2025*

**As seen in**

yahoo!finance Sportico Los Angeles Times

**Backed by**

North Texas Angel Network Draper

## FAQ

**What types of securities are being sold?**

**What is a future earnings contract?**

**When does Finlete begin receiving earnings from the athlete? When do investors begin receiving dividends?**

**How long does Finlete receive earnings from the athlete?**

View More

## Join the Discussion



[chat plugin]



FINLETE

**COMPANY**
- Home
- Invest Now
- Privacy Policy
- Terms of Use

**REGULATORY**
- Form C
- Offering Circular
- DealMaker
- Regulation CF

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Finlete Funding, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

State of Delaware
Secretary of State
DMslon of Corporations
Delivered 09:34 AM 12/19/2023
FILED 09:34 AM 12n9/2023
SR 20234265186 - FileNumber 2786727

# CERTIFICATE OF INCORPORATION
# OF
# Finlete Funding, Inc.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), certifies as follows:

Section 1. Name. The name of the corporation is Finlete Funding, Inc.

Secti.on2. Incorporator; Registered Office and Agent

(a) hlcorporator. The name and mailing address of the incorporator are: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and the initial director of the Corporation shall be as set forth in Section 7.

(b) Registered Agent. The name and address of the registered agent of the Corporation in the State of Delaware is Corporate Creations Network Inc., 1521 Concord Pike, Suite 201, Wilmington DE 19803, New Castle County, or such other agent and address as the Board of Directors of the Corporation (the "Board") shall from time to time _select.

Section 3. Purpose and Business. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corportion is organized.

(b) The Corporation shall have the power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law.

(c) The Corporation shall have the power to sue and be sued in any court oflaw or equity.

(d) The Corporation shall have the power to make contracts.

(e) The Corporation shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

(f) The Corporation shall have the power to appoint such officers and agents as the affairs of the Corporation shaU require a d allow them suitable compensation.

(g) The Corporation shall have the power to make bylaws not inconsistent with the

1

607752.v3

constitution or laws of the United States., or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

(h) The Corporation shall have the power to wind up and d,issolve itself, or be wound up or dissolved.

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is usecL to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation **may** use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

(j) The Corporation shall have the power to borrow money and contract debts when necessay for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mot gage, pledge or othew ise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and priv.ileges of ownership, including the right to vote, if any.

(1) The Corporation shall have the power to purchase, hold, sell and transfr shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

(m) Tue Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

(n) Tue Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its Certificate ofIncorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Certificate of Incorporation of the Corporation, or any amendment thereof.

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

(p) The Corportion shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

607752.v3

Section 4. <u>Capital Stock</u>.

(a) <u>Classes and Number of Shares</u>.  The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be one thousand (1,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and two hundred thousand (200,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

(b) <u>Powers and Rights of Common Stock</u>.

   (i)    <u>Preemptive Right</u>.  No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

   (ii)   <u>Voting Rights and Powers</u>.  With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.

   (iii)  <u>Dividends and Distributions</u>.

      (A)  <u>Cash Dividends</u>.  Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefore; and

      (B)  <u>Other Dividends and Distributions</u>. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

   (iv)   <u>Other Rights</u>.  Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

(c) <u>Series of Preferred Stock</u>. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

   (i)    The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

   (ii)   the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

   (iii)  the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

3

(iv)    whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v)    the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi)    the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii)    the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)    the provisions, if any, of a sinking fund applicable to such series; and

(ix)    any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

(d) <u>Issuance of the Common Stock and the Preferred Stock</u>.  The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Certificate of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

(e) <u>Cumulative Voting</u>.  Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

(f) <u>One Class</u>. Except as otherwise required by the DGCL, this Certificate of Incorporation, or any designation for a series of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

(g) <u>Section 242(b)(2) Election</u>. For the avoidance of doubt, the intent of Section 4(f) is, and the operation of Section 4(f) shall be, that, without limitation, (i) the number of

4

authorized shares of Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class or series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required.

Section 5.    Adoption of Bylaws. In the furtherance and not in limitation of the powers conferred by statute and subject to Section 6, the Board is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

Section 6.    Shareholder Amendment of Bylaws. Notwithstanding Section 5, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class or series and voting together as a single voting clas.

Section 7.    Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of the Board. The first Board shall initially consist of one (1) person. The initial director of the Corporation shall be as follows, and his mailing addresses is as follows: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the number of directors of the Corporation may be amended from time to time as set forth in the Bylaws. Subject to any rights granted to the holders of any class or series of Preferred Stock, the exact number of directors shall be fixed from time to time by the Board pursuant to resolution adopted by a majority of the full Board. Directors need not be stockholders.

Section 8.    Powers of Board.

(a) In furtherance and not in limitation of the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

    (i)    To make, alter, amend, and repeal the Bylaws;

    (ii)    Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

    (iii)    To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including

5

after-acquired property;

(iv)    To determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v)     To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi)    To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii)   to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii)  To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

(b) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of the Bylaws of the Corporation.

Section 9.     Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of DGCL Title 8, Section 144 are met.

Section 10.    Term of Board of Directors. Except as otherwise required by applicable law, each director shall serve for a term ending on the first anniversary of their date of election, provided that, notwithstanding the foregoing provisions of this Section 10 each director shall serve until their successor is elected and qualified or until his or her death, resignation or removal. All directors shall have equal standing. Notwithstanding the foregoing provisions of this Section 10, no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board establishing such class or series.

Section 11.    Vacancies on Board of Directors. Except as may otherwise be provided in

6

connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Section 12.    Removal of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Section 13.    Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied.

Section 14.    Special Stockholder Meetings. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by Board, within the limits fixed by law.

Section 15.    Location of Stockholder Meetings. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

Section 16.    Private Property of Stockholders. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Section 17.    Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Section 18.    Term of Existence. The Corporation is to have perpetual existence.

Section 19.    Liability of Directors. No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or

7

omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable sections of the DGCL, (iv) the payment of dividends in violation of the DGCL or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 19 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Section 20.    Indemnification.

(a) *Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall, to the fullest extent permitted by the DGCL and applicable Delaware law as in effect at any time, indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(b) *Indemnification in Actions, Suits or Proceedings by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and whether the basis of such action, suit or proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement

8

of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Courts in the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court in the State of Delaware or such other court shall deem proper.

(c) *Authorization of Indemnification.* Any indemnification or defense under this Section 20 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,: (i) by directors constituting a majority of the Board and who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority of the Board who are not parties to such action, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 20(a) or Section 20(b) or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) *Good Faith Defined.* For purposes of any determination under Section 20(c), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 20(d) shall mean any other corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which such person was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent. The provisions of this Section 20(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be.

(e) *Expenses Payable in Advance.* Expenses, including attorneys' fees, incurred by a current or former director or officer in defending any action, suit or proceeding

9

described in Section 20(a) or Section 20(b) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 20.

(f) *Non-exclusivity of Indemnification and Advancement of Expenses.* The indemnification, defense and advancement of expenses provided by or granted pursuant to this Section 20 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 20(a) or Section 20(b) shall be made to the fullest extent permitted by applicable law. The provisions of this Section 20 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section 20(a) or Section 20(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise.

(g) *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or a direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation, as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify, hold harmless or defend such person against such liability under the provisions of this Section 20.

(h) *Certain Definitions.* For purposes of this Section 20 references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who was or is a director, officer, employee or agent of such constituent corporation, or was or is serving at the request of such constituent corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Section 20 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section 20, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 20.

(i) *Survival of Indemnification and Advancement of Expenses.* The indemnification,

defense and advancement of expenses provided by, or granted pursuant to, this Section 20 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) *Limitation on Indemnification.* Notwithstanding anything contained in this Section 20 to the contrary, except for proceedings to enforce rights to indemnification and defense under this Section 20 (which shall be governed by Section 20(k)(ii)), the Corporation shall not be obligated under this Section 20 to indemnify, hold harmless or defend any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board. Notwithstanding anything contained in this to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL.

(k) *Contract Rights.*

(i) The obligations of the Corporation under this Section 20 to indemnify, hold harmless and defend a person who was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, including the duty to advance expenses, shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Section 20 shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

(ii) If a claim under Section 20(a), Section 20(b) or Section 20(e) is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 45 days, the person making such claim may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by such person to enforce a right to indemnification hereunder (but not in a suit brought by such person to enforce a right to an advancement of expenses) it shall be a defense, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that such person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) that such person has not met such applicable

11

standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct or, in the case of such a suit brought by such person, be a defense to such suit.

(l) *Indemnification Agreements.* Without limiting the generality of the foregoing, the Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

Section 21.    Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Section 22.    Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Incorporation and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of December 16, 2023.

Sole Incorporator

By: George Robert Connolly
Sole Incorporator

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607752.v3

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:02 AM 08/13/2024
FILED 08:02 AM 08/13/2024
SR 20243395362 - File Number 2786727

# CERTIFICATE OF AMENDMENT
# TO
# CERTIFICATE OF INCORPORATION
# OF
# Finlete Funding, Inc.

Finlete Funding, Inc. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is December 19, 2023 (the "Certificate").

SECOND: Section 4(a) of the Certificate is hereby amended and restated in its entirety to provide as follows:

(a) Classes and Number of Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue shall be one thousand (1,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and two million (2,000,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

THIRD: The remaining provisions of the Certificate not affected by the aforementioned amendments shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: This Certificate of Amendment has been duly approved and adopted by the Board of Directors of the Corporation on August 12, 2024, and by the stockholders of the Corporation on August 12, 2024, in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of August 12, 2024.

DocuSigned by:
By: Rob Connolly
DF3C76FA79F3426...
George Robert Connolly
Chief Executive Officer



#621467v4

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 08/01/2025
FILED 05:03 PM 08/01/2025
SR 20253550258 - File Number 2786727

# CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF AROON ESCOBAR PREFERRED STOCK OF FINLETE FUNDING, INC.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Finlete Funding, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Aroon Escobar Preferred Stock and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designated as the Aroon Escobar Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 1,000 shares of common stock, $0.00001 par value per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation law.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated July 24, 2025, the Board of Directors designated 75,000 shares of the Preferred Stock as Aroon Escobar Preferred Stock, par value $0.00001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

## AROON ESCOBAR PREFERRED STOCK

Section 1. Powers and Rights of Aroon Escobar Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Aroon Escobar Preferred Stock, par value $0.00001 per share, of the Corporation (the "Aroon Escobar Stock"). The number of shares,

1

powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Aroon Escobar Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Aroon Escobar Preferred Stock (this "Certificate of Designations"). For purposes hereon, a holder of a share or shares of Aroon Escobar Stock, with respect to their rights as related to the Aroon Escobar Stock, shall be referred to as a "Holder".

Section 2.     Number. The number of authorized shares of Aroon Escobar Stock is 75,000 shares.

Section 3.     Player Payments and Distributions.

(a) Player. For purposes of this Certificate of Designations, the "Player" shall mean Aroon Escobar, who is a party to a "Player Agreement" between the Corporation and Player, and the Aroon Escobar Stock has been created, and is being issued by the Corporation, in order to raise funds that will be paid to the Player pursuant to the Player Agreement, which Player Agreement shall thereafter provide that the Corporation shall have the right to receive a specific portion of certain future earnings of the Player (the "Player Payments").

(b) Participation. Subject to any limitations of applicable law and the other provisions herein, the Player Payments actually received by the Corporation shall be allocated as follows:

(i)     A percentage of the Player Payments equal to 0.0009 multiplied by the number of issued and outstanding shares of Aroon Escobar Stock as of the last date of the Measurement Period (as defined below) (such percentage, the "Holder Percentage"), less any taxes payable by the Corporation with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the Holders with respect to their Aroon Escobar Stock on a pro rata basis based on the number of shares of Aroon Escobar Stock issued and outstanding and held by the Holders as of the time of such distribution, subject to the additional provisions herein (each, a "Distribution"). By way of example and not limitation, in the event that there are 50,000 shares of Aroon Escobar Stock issued and outstanding as of the last date of the Measurement Period, the Holder Percentage would be 45% of the Player Payments, less any taxes payable by the Corporation with respect to the receipt of the Player Payments. The Corporation shall make a Distribution at least quarterly on a calendar quarter basis, within 10 Business Days of the end of the prior calendar quarter, but may make Distributions more frequently if so determined by the Board, and the Board shall set the record date for the payment of any Distribution, and shall determine any shorter period to which such Distribution applies, if not paid on a calendar quarterly basis (as applicable, the "Measurement Period"). The Participation Amount may be reduced by any amounts of the Player Payments that may have been received by the Corporation but which are subject to payment or repayment pursuant to the Player Agreement or under any other contract, agreement or applicable law, and thereafter such reduction amounts shall be added back to the Participation Amount at the time that such amounts are no longer subject to any possibility of payment or repayment.

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(ii)     The Distributions shall be apportioned between the issued and outstanding shares of Aroon Escobar Stock based on the number of days that each share of Aroon Escobar Stock has been issued and outstanding in the applicable Measurement Period, as compared to the total shares of Aroon Escobar Stock and the total number of days that all shares of Aroon Escobar Stock have been issued and outstanding in the applicable Measurement Period. By way of example, and not limitation, in the event that the Measurement Period was 90 days, and assuming that there are two Holders, with the first ("Holder 1") holding 100 shares of Aroon Escobar Stock, which were issued and outstanding for 90 days in the Measurement Period, and with the second ("Holder 2") holding 200 shares of Aroon Escobar Stock, which were issued and outstanding for 10 days in the Measurement Period, there would be a total of 11,000 "days outstanding" in such Measurement Period (100 shares for 90 days = 9,000, plus 200 shares for 10 days = 2,000), and Holder 1 (subject to the provisions of Section 3(b)(iii)) would be entitled to receive 81.81% (9,000 divided by 11,000) of the total Distribution for such Measurement Period, and Holder 2 (subject to the provisions of Section 3(b)(iii)) would be entitled to receive 18.19% (2,000 divided by 11,000) of the total Distribution for such Measurement Period.

(iii)    For the avoidance of doubt, the Distributions shall be apportioned between the issued and outstanding shares of Aroon Escobar Stock as set forth in Section 3(b)(i) and Section 3(b)(ii), but shall be paid to the Holder holding such shares of Aroon Escobar Stock as of the record date for the payment of such Distribution.

(iv)    The remaining amount of the Player Payments in excess of the Participation Amount (i.e., 100% minus the Holder Percentage (the "Corporation Percentage"), multiplied by the Player Payments) shall be retained and utilized by the Corporation, or may be paid to the holders of the common stock, par value $0.00001 per share, of the Corporation (the "Common Stock") as a dividend or other distribution, or may be paid to holders of other classes of Preferred Stock of the Corporation as a dividend or other distribution, in each case as determined by the Board of Directors of the Corporation. By way of example and not limitation, in the event that the Holder Percentage is 45%, the Corporation Percentage would be 55%.

Section 4.     Participation. The Aroon Escobar Stock shall not participate in any dividends, distributions or other payments to be paid to the Common Stock or any other class or series of Preferred Stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Corporation.

Section 5.     No Conversion. The Aroon Escobar Stock is not convertible into any other securities of the Corporation.

Section 6.     Vote. Other than as may be required by applicable law or as set forth in Section 7, the Aroon Escobar Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the Common Stock, or any class thereof,

3

or any other class or series of Preferred Stock, for a vote.

Section 7.     Amendment and Protective Provisions. The Corporation may not, and shall not, amend or repeal this Certificate of Designations in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Aroon Escobar Stock then issued and outstanding, in which vote each share of Aroon Escobar Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect, and provided that any amendment of this Certificate of Designations to increase or decrease the number of authorized shares of Aroon Escobar Stock shall not be deemed to be material or adverse to the Holders, and the Holders shall have no right to vote on, and the Aroon Escobar Stock shall have no vote with respect to, any such amendment.

Section 8.     Redemption. Upon termination of the Player Agreement for any reason, all issued and outstanding shares of Aroon Escobar Stock shall be deemed automatically redeemed in return for Distributions previously made, or if no such Distributions have been made, then in return for the payment of $1.00 to each share of Aroon Escobar Stock, and thereafter shall be automatically returned to the Corporation and shall constitute authorized and unissued shares of Aroon Escobar Stock.

Section 9.     Miscellaneous.

(a) Legend. Any certificates representing the Aroon Escobar Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b) Lost or Mutilated Aroon Escobar Stock Certificate. If the certificate for the Aroon Escobar Stock held by the Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Aroon Escobar Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably

4

satisfactory to the Corporation.

(c) Interpretation. If a Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

Section 10. Severability. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

WITNESS WHEREOF, Finlete Funding, Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 24th day of July 2025.

By: G Rob Connolly
Name: G. Robert Connolly
Title: Chief Executive Officer

5

## ATHLETE AGREEMENT

### Baseball

### Dated as of July 4, 2025

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Agnnel Aroon Escobar** ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

### Article I.    DEFINITIONS

**Section 1.01    Definitions.** For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series

for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i)    For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1)    The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2)    Athlete makes their Major League debut in any Post-Season series; or

        (3)    Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4)    Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii)    Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

## Article II.    PAYMENTS.

### Section 2.01    Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$125,000.00 USD** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$1.25 USD** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

    (i)    Finlete shall, with one or more subsidiaries or affiliates, make commercially

reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

    (ii)    Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

    (iii)    Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

    (iv)    Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

    (v)    Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

**Section 2.02  Athlete Payments.** "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected.  Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year.  In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%**, of Athlete's Professional Earnings, over the Term.

**Section 2.03    Assisting Finlete in Receiving Athlete Payments.** Athlete shall take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

property or otherwise property of such spouse.

**Section 2.04  Taxes.** Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

**Section 2.05  Payment Method.** Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

**Section 2.06  Additional Payment Terms.**

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

**Section 2.07  Records; Audit Rights.** Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

**Article III.   LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL**

**Section 3.01   Appearances; Videos.**

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

| | |
|---|---|
| Minimum No. of Appearances: | Two (2) appearances every calendar year of the Term. |
| Date: | To be mutually agreed on by the Parties. |
| Time or Duration: | 30 minutes each. |
| Responsibilities: | Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request. |

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

**Section 3.02   Grant of Non-exclusive License to Finlete.** In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

**Section 3.03   Wind-down of Permitted Use.** Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

**Section 3.04   Autographs; Team Events.**

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

**Section 3.05   Obligations of Finlete.** Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

**Section 3.06   Right of First Refusal.** No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

## Article IV. INFORMATION RIGHTS

**Section 4.01 Annual Reports.** If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

**Section 4.02 Material Changes.** Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

**Section 4.03 Contracts.** Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

**Section 4.04 Additional Information.** Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

## Article V. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

**Section 5.01 Mutual Representations, Warranties, and Covenants.** Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

**Section 5.02  Athlete's Representations, Warranties, and Covenants.** Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

**Section 5.03  Disclaimer.** EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

### Article VI.    CONFIDENTIAL INFORMATION

**Section 6.01  Confidential Information.** The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

**Section 6.02  Use and Disclosure Restrictions.** Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

**Section 6.03  Exclusions.** The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

**Section 6.04   Equitable Relief.** The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

## Article VII.   INDEMNIFICATION.

**Section 7.01   Indemnification by Athlete.** Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

**Section 7.02   Indemnification Process.** In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

## Article VIII.  LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

## Article IX.  DISPUTE RESOLUTION

**Section 9.01  Binding Arbitration.** All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

**Section 9.02 Governing Law.** This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

## Article X.    TERM AND TERMINATION.

**Section 10.01 Term.** This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

**Section 10.02 Termination by Mutual Consent.** The Agreement may be terminated by mutual written consent of Athlete and Finlete.

**Section 10.03 Termination for Breach.** Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

**Section 10.04 Termination for Death.** If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

**Section 10.05 Additional Termination Provisions.** This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

**Section 10.06 Effect of Termination.** The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

## Article XI.    GENERAL PROVISIONS.

**Section 11.01 Notices.** Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

**Section 11.02 Assignment.** This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

**Section 11.03 Mutual Non-Disparagement.** Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

**Section 11.04 Waiver.** The waiver by either Party of a breach of or a default under any provision of

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this Agreement, shall be in writing and shall not be construed as a waiver - of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

**Section 11.05 Severability.** If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

**Section 11.06 Relationship of the Parties.** Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

**Section 11.07 Language.** This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

**Section 11.08 Entire Agreement.** This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

**Section 11.09 Counterparts.** This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

*(Signatures appear on following page.)*

**IN WITNESS WHEREOF**, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.



State of **FLORIDA**  County of:

Sworn to (or affirmed) and subscribed before me by means of ☑ physical presence or ☐ online notarization, this 7 day of July of 2025

by Agnnel Aroon Escobar Cardoza

who is ____ Personally Known OR ✓ Produced Identification

Type of Identification Produced Venezuela Passport with USA Visa

Signature of Notary Public

Notary Public - State of Florida
Commission #
My Comm. Expires Dec 2, 2026

Athlete:        Agnnel Aroon Escobar

Signature:

Name:         Agnnel Aroon Escobar

Address for notices:

Agnnel Aroon Escobar

Email:

Finlete Funding, Inc.

By:

Name:         George Robert Connolly

Title:         Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

## Annex I

### Athlete Wire Instructions

Bank Name:

Bank Address:



Account Number:

Account Name:

ABA / Routing Number:

## EXHIBIT A

### Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

| Initials | Statement |
|---|---|
| AAE | 1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder. |
| AAE | 2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement. |
| AAE | 3. I have reviewed the contract in my native language or a language in which I am fluent. |
| AAE | 4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder. |
| AAE | 5. Except as described in Schedule I hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed. |
| AAE | 6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts. |

[redacted]

| | |
|---|---|
| AAE | 7. I am not aware of any material breach by any party under any Contract. |
| AAE | 8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens. |
| AAE | 9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement. |
| AAE | 10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided. |

Athlete Name: Agnnel Aroon Escobar

Athlete Signature: [signature]

Date: 7-7-25





[redacted]
Notary Public - State of Florida
Commission # [redacted]
My Comm. Expires Dec 2, 2026

State of FLORIDA County of: [redacted]
Sworn to (or affirmed) and subscribed before me by means of
☑ physical presence or ☐ online notarization, this 7 day
of July, of 2025,
by Agnnel Aroon Escobar Cardona
who is ____ Personally Known OR ✓ Produced Identification
Type of Identification Produced Venezuela Passport with USA Visa

[signature]

Signature of Notary Public

19

Doc ID: 560db9eb96161409a932a5ccccb2eb9a095b3c8c

State of FLORIDA County of: [redacted]
Sworn to (or affirmed) and subscribed before me by means of
☑ physical presence or ☐ online notarization, this 1 day
of July of 20 25.
by Agnnel Aroon Escobar Cardona
who is ____ Personally Known OR ✓ Produced Identification
Type of Identification Produced Venezuela Passport with USA Visa

Signature of Notary Public



## Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

| Initials | Statement |
|---|---|
| A A E | 1. By signing this Agreement, you will receive up to $125,000.00. |
| A A E | 2. In exchange for up to $125,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement. |
| A A E | 3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $125,000.00, you will have to pay Finlete $5MM USD as you earn that money. |
| A A E | 4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law. |
| A A E | 5. If you are not Selected you will not owe any payments to Finlete. |
| A A E | 6. You will pay Finlete as set forth in the Agreement. |
| A A E | 7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement. |
| A A E | 8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms. |

Name: Agnnel Aroon Escobar

Signature: ______________________

NOTARY PUBLIC STATE OF FLORIDA
[redacted]
Notary Public - State of Florida
Commission # [redacted]
My Comm. Expires Dec 2, 2026

20

## Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

## Exhibit C

## IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Agnnel Aroon Escobar ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

**Acknowledged and Agreed:**

For Finlete Funding, Inc.:

By: ______________________

NAME: ______________________

TITLE: ______________________

ADDRESS: ______________________

______________________

For [PROFESSIONAL EARNINGS SOURCE]:

By: ______________________

NAME: ______________________

TITLE: ______________________

ADDRESS: ______________________

______________________

Athlete: Agnnel Aroon Escobar

______________________
Signature

Agnnel Aroon Escobar Cardona
Print

Mailing Address:

[redacted]

______________________

Email: [redacted]

Phone Number: [redacted]

State of **FLORIDA** County of: [redacted]
Sworn to (or affirmed) and subscribed before me by means of
☑ physical presence or ☐ online notarization, this 7 day
of July of 20 25,
by ~~Aggget~~ T.B. Agnnel Aroon Escobar Cardona
who is ____ Personally Known OR ✓ Produced Identification
Type of Identification Produced Venezuela Passport with USA Visa

______________________
Signature of Notary Public

[redacted]
Notary Public - State of Florida
Commission # [redacted]
My Comm. Expires Dec 2, 2026

23

## Exhibit D

### Spousal Consent

*(only required if Athlete is married)*

I, [ _____ ] being the spouse of **Agnnel Aroon Escobar** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), dated as of **July 4, 2025** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____     Signature: _____

24